LF George Holdings, Inc.
159 El Camino Real,
Millbrae, CA 94030

October 22, 2014

VIA EDGAR
Mr. Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission

Re:	LF George Holdings, Inc. (the “Registrant”)
Registration Statement on Form S-1/A (the “Registration Statement”)
File No. 333-190403
Request for Acceleration of Effectiveness

Dear Mr. Kluck:

We filed the Registration Statement on Form S-1 on August 6, 2013 and amended it on February 2, 2014, July 29, 2014, and September 16, 2014 (“Amendment No. 3”).  Pursuant to Rule 461 under the Securities Act of 1933, as amended, the above-referenced Registrant respectfully requests acceleration of the effective date to October 27, 2014 at 9:00 (EDT) or as soon as practicable thereafter of its Registration Statement filed on Form S-1 on August 6, 2013 and amended by Amendment No. 3.

The Company acknowledges that:
(a)
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact our counsel, William Rosenstadt, at 212-588-0022.

Sincerely,

LF George Holdings, Inc.

/s/ George Lam
George Lam
Chairman, Chief Executive Officer